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Total Signs Two Heavy Oil Study Agreements with PDVSA
in Venezuela
Paris, February 4, 2007 — Total announces the signature of two joint study agreements with PDVSA concerning the Junin 10 block in the Orinoco Belt in Venezuela.
Signed by Christophe de Margerie, Chief Executive Officer of Total, and Rafael Ramirez, Minister of Energy and Petroleum of the Bolivarian Republic of Venezuela and President and Chief Executive Officer of PDVSA, the state-owned oil company, the agreements call for appraising the block’s extra-heavy crude oil reserves and examining a project to produce extra-heavy oil.
Covering nearly 600 square kilometers, the Junin 10 block is located in the Orinoco Belt, south and west of the area developed by Sincor, which is being transformed into PetroCedeño, a mixed company.
The two agreements illustrate Total and PDVSA’s commitment to maintain their cooperation over the long term, especially to develop the Orinoco Belt’s significant reserves of extra-heavy crude oil.
Total in Venezuela
Total is present in Venezuela through Sincor, which started in 2000 and has a production and conversion capacity of more than 200,000 barrels per day of extra-heavy crude oil into high quality light synthetic crude. Sincor is currently being transformed into a mixed company called PetroCedeño, in which Total will hold a 30.323% stake. Total also holds interests of 69.5% in the Yucal Placer project and 49% in the offshore Plataforma Deltana Block 4 exploration project.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com